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                                   EXHIBIT 2.5

                               PURCHASE AGREEMENT


This Purchase Agreement (this "Agreement") is made as of this 18th day of February, 2000, by and between American Mutual Holding Company, an Iowa mutual insurance holding company ("AMHC"), and AmerUs Life Holdings, Inc., an Iowa corporation ("AMH").

                                    RECITALS

WHEREAS, the Board of Directors of AMHC has approved and will recommend to its members the Plan of Conversion dated as of December 17, 1999 (as such Plan of Conversion has been amended by Amendment No. 1 thereto as of February 11, 2000, the "Plan"), whereby AMHC shall convert to a stock company, change its name to "AmerUs Group Co." and merge with AMH, and the Board of Directors of AMH has approved and will recommend to its stockholders the merger of AMH with and into AMHC, both subject to the terms set forth in the Agreement and Plan of Merger dated as of December 17, 1999, between AMHC and AMH, as amended by Amendment No. 1 dated as of February 18, 2000 (the "Merger") ( as so amended the "Merger Agreement");

WHEREAS, AMHC, AMH, Indianapolis Life Insurance Company, an Indiana mutual insurance company ("Indianapolis Life"), and the Indianapolis Life Group of Companies, Inc., an Indiana corporation 61.3% of whose common shares are owned by Indianapolis Life ("ILGC"), intend to enter into a Combination and Investment Agreement (the "Combination Agreement") whereby, among other things, (i) Indianapolis Life shall reorganize with and into AMHC, the surviving corporation in the Merger, (ii) AMHC or AMH shall purchase, and ILGC shall sell, 105.96 shares of non-voting Common Stock of ILGC (collectively with any securities that are exchanged for such non-voting Common Stock, the "ILGC Stock") for an aggregate consideration of $100 million, (iii) in certain circumstances, including certain terminations of the Combination Agreement, Indianapolis Life, ILGC or their respective affiliates shall repurchase the ILGC Stock from AMHC or AMH and/or pay certain break-up fees, and (iv) a subsidiary of AMH will manage certain investments of Indianapolis Life;

WHEREAS, because AMHC has available enough cash to purchase the ILGC Stock without the necessity of incurring indebtedness and the costs and expenses related thereto, and because AMHC will be the surviving corporation in the Merger, AMH has requested that AMHC purchase the ILGC Stock and AMHC has agreed to accommodate this request subject to the terms and conditions of this Agreement. AMHC and AMH desire that the relative risks and rewards related to the ILGC Stock be allocated as if the ILGC Stock was originally purchased by AMH rather than AMHC, subject to compensating AMHC for the risk of accommodating AMH pursuant hereto;

WHEREAS, in the event that (A) both (i) Indianapolis Life or any affiliate thereof has not repurchased the ILGC Stock and (ii) the Plan does not become effective and the Merger Agreement is terminated, in each case in accordance with the terms thereof, (B) any non-


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permitted encumbrance, pledge, lien, removal or sale described in Section 3.2(a)
occurs, or (C) AMHC delivers to AMH, on a date not more than five (5) business days prior to the Plan Effective Date, as such term is defined in the Plan, a written notice exercising the rights of AMHC under this Agreement to cause AMH to purchase the ILGC Stock (each of (A), (B) and (C) being a "Trigger Event" and (C) being a "Five-Day Notice Trigger Event"), the parties hereto desire that AMHC sell and AMH purchase the ILGC Stock in accordance with the terms of this Agreement; and

WHEREAS, in the event that the Plan does become effective and the closing under the Merger Agreement occurs, and the ILGC Stock has not been purchased by AMH pursuant hereto, the parties hereto desire that the ILGC Stock be treated under the Plan in like manner as the Non-Insurance Subsidiaries (as such term is defined in the Plan) whereby an amount of cash equal to the Purchase Price (as defined in Section 1.1 hereof) shall be credited to Net Cash Proceeds (as defined in the Plan) under and in accordance with the Plan, and that this Agreement be terminated and be of no further effect.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree as follows:

                                    Article I
                                 Purchase Rights

         Section 1.1 Grant of Purchase Right. Upon the terms and subject to the conditions set forth herein, AMH hereby irrevocably grants to AMHC the right and option to cause AMH to immediately purchase in accordance with this Agreement all of the ILGC Stock held at the time of exercise by AMHC upon the occurrence of a Trigger Event for an aggregate cash purchase price (the "Purchase Price") as calculated pursuant to Section 1.3 below. AMH agrees to so purchase from AMHC, upon delivery of an Exercise Notice, the ILGC Stock for the Purchase Price.

         Section 1.2 Method of Exercise. AMHC may exercise the put rights hereby granted to it on any date on or after the occurrence of a Trigger Event by executing and delivering to AMH (i) a written notice of exercise (the "Exercise Notice"), and (ii) a photocopy of the certificates representing all the ILGC Stock held by AMHC to be purchased by AMH, duly endorsed for transfer or accompanied by a duly executed instrument of assignment at the offices of AMH. At the time of payment by AMH of the Purchase Price to AMHC, AMHC shall deliver to AMH the original certificates representing the ILGC Stock free and clear of all rights, claims, charges, liens and encumbrances whatsoever ("Encumbrances"), except for those restrictions and options set forth in the Combination Agreement.

         Section 1.3 Payment of Purchase Price. (a) On or before the 30th day (or on the Plan Effective Date (as defined in the Plan), in the case of a Five-Day Notice Trigger Event) after receipt of the Exercise Notice (the "Closing Date"), AMH agrees that it shall pay in full the Purchase Price to AMHC by Federal Wire transfer of immediately available funds to an account, or by such other reasonable means, specified by AMHC in the Exercise Notice. The Purchase Price to be paid by AMH shall be an amount equal to (i) One Hundred Million Dollars ($100,000,000) plus a rate of return of Eight percent (8.0%) per annum (or if the Purchase Price is not paid in full on the Closing Date, a rate of return of Twelve percent (12.0%) per annum (the

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"Default Rate") for the period beginning on the Closing Date to and including the date on which the Purchase Price is actually paid), for the period beginning on the date AMHC purchases the ILGC Stock to and including the date prior to which the Purchase Price is paid, less (ii) an amount equal to the aggregate amount of cash dividends or other consideration received by AMHC in respect of the ILGC Stock during the same period. In the event that the amount set forth in clause (ii) in the preceding sentence is greater than the amount set forth in clause (i), then AMHC shall promptly pay to AMH such excess amount. Any break-up fee under the Combination Agreement shall be paid to AMH.

                  (b) AMH may elect to cause one or more of its subsidiaries to purchase the ILGC Stock in accordance with AMH's obligations under this Agreement. In such event, upon written notice to AMHC, AMH will cause full payment to be made by such subsidiary to AMHC and AMHC shall make delivery of the original certificates to such subsidiary upon receipt of the payment of the Purchase Price, thus satisfying the obligations of both AMH and AMHC under this
Section 1.3. Notwithstanding the foregoing, the election by AMH to cause a subsidiary to purchase the ILGC Stock shall not relieve AMH of its obligations as the primary obligor under this Agreement.

                  (c) The obligations of AMH under this Agreement shall be general obligations of AMH and, to the extent that such treatment does not violate or provide any new or additional rights to any persons other than AMHC under any agreement of AMH, the obligations of AMH under this Agreement shall be treated as pari passu with all non-senior debt of AMH.

         Section 1.4 Payment of Expenses. AMH agrees that it shall pay all of AMHC costs and expenses relating to this Agreement, to AMHC's acquisition of the ILGC Stock, including the costs and expenses of its advisors, and to AMHC's costs of collection if AMH defaults in its obligation to pay timely the Purchase Price.

                                   Article II
                         Representations and Warranties

         Section 2.1 Representations and Warranties of AMH. AMH hereby represents and warrants to AMHC that, on the date of this Agreement:

                  (a) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action of AMH. This Agreement has been duly and validly executed and delivered by AMH and, assuming the due and valid authorization, execution and delivery of this Agreement by AMHC, constitutes a legal, valid and binding obligation of AMH, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

                  (b) The execution and delivery of this Agreement, together with all documents and instruments contemplated herein, the consummation of the transactions contemplated hereby and thereby, and the compliance with the terms, conditions and provisions hereof by AMH do not (i) contravene any provisions of AMH's articles of incorporation or by-laws; (ii) conflict with or

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result in a breach of or constitute a material default (or an event that might, with the passage of time or the giving of notice or both, constitute a material default) or give rise to any right to terminate, cancel or accelerate or to any loss of material benefit under any of the terms, conditions, or provisions of any material lease, indenture, mortgage, loan, or credit agreement or any other agreement or instrument to which AMH is a party or by which it or its assets may be bound or affected; (iii) violate or constitute a breach of any decision, judgment or order of any court or arbitration board or of any governmental department, commission, board, agency or instrumentality, domestic or foreign, by which AMH is bound or to which it is subject; or (iv) violate any applicable law, rule, or regulation to which AMH or any of its property is bound, in each case of clauses (i)-(iv) which has or could reasonably be expected to have a material adverse effect on AMH.

                  (c) Except for any required regulatory approvals, including, without limitation, approval if necessary by the Commissioners of Insurance of the States of Iowa, Kansas, Indiana, New York, Massachusetts and Arizona (such Commissioners being collectively, the "Insurance Authorities") and any required securities or broker-dealer approvals, no consent or approval of, or filing and expiration of a waiting period or a period for disapproval by, any governmental authority is required for AMH to consummate the transactions contemplated by this Agreement, except for any such approval which the failure to obtain would have, or could reasonably be expected to have, a material adverse effect on AMH.

                  (d) There is no encumbrance, pledge or lien against the Assets (as defined in Section 3.2(a)) under current loan documents binding AMH or its subsidiaries.

         Section 2.2 Representations and Warranties of AMHC. AMHC hereby represents and warrants to AMH that, on the date of this Agreement:

                  (a) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action of AMHC. This Agreement has been duly and validly executed and delivered by AMHC and, assuming the due and valid authorization, execution and delivery of this Agreement by AMH, constitutes a legal, valid and binding obligation of AMH, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

                  (b) The execution and delivery of this Agreement, together with all documents and instruments contemplated herein, the consummation of the transactions contemplated hereby and thereby, and the compliance with the terms, conditions and provisions hereof by AMHC do not (i) contravene any provisions of AMHC's articles of incorporation or by-laws; (ii) conflict with or result in a breach of or constitute a material default (or an event that might, with the passage of time or the giving of notice or both, constitute a material default) or give rise to any right to terminate, cancel or accelerate or to any loss of material benefit under any of the terms, conditions, or provisions of any material lease, indenture, mortgage, loan, or credit agreement or any other agreement or instrument to which AMHC is a party or by which it or its assets may be bound or affected; (iii) violate or constitute a breach of any decision, judgment or order of any court or arbitration board or of any governmental department, commission, board, agency or

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instrumentality, domestic or foreign, by which AMHC is bound or to which it is subject; or (iv) violate any applicable law, rule, or regulation to which AMHC or any of its property is bound, in each case of clauses (i)-(iv) which has or could reasonably be expected to have a material adverse effect on AMHC.

                  (c) Except for any required regulatory approvals, including, without limitation, approval by the Insurance Authorities and any required securities or broker-dealer approvals, no consent or approval of, or filing and expiration of a waiting period or a period for disapproval by, any governmental authority is required for AMHC to consummate the transactions contemplated by this Agreement, except for any such approval which the failure to obtain would have, or could reasonably be expected to have, a material adverse effect on AMHC.

                  (d) AMHC is and on the Closing Date will be the record and beneficial owner of the ILGC Stock, free and clear of all Encumbrances except for those restrictions and options set forth in the Combination Agreement.

                                   Article III
                                    Covenants

         Section 3.1 Approvals, etc. In the event that any notification is required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the purchase by AMHC or AMH of the ILGC Stock, or in the event any other consent, approval or authorization of, or declaration of or filing with, or other action by, any person (including, without limitation, any governmental authority) is required after the date hereof pursuant to applicable law as a condition precedent to the performance by AMH of this Agreement and/or the purchase by AMH of the ILGC Stock, upon the exercise by AMHC in accordance with the terms hereof, then each of AMH and AMHC shall use its reasonable best efforts to obtain the same not later than the date upon which AMH is obligated to perform its obligations hereunder.

         Section 3.2 Maintenance of Liquidity. (a) Until the Closing Date, AMH will not, directly or indirectly, create, incur, assume, or suffer to exist any encumbrance, pledge or lien of any kind upon (except for any encumbrance, pledge or lien in favor of those entities which are lenders to AMH on the date of the Agreement to the extent required by the existing loan agreements as of the date hereof), nor will it sell, lease or otherwise dispose of, the assets listed on
Schedule I ("Assets"), attached hereto and made a part hereof, which assets have, as of the date of this Agreement, a fair market value of $110 million. AMH shall have the right from time-to-time after the date of this Agreement to substitute for all or a portion of the Assets other assets of AMH of equivalent or greater fair market value, liquidity and credit quality which assets shall become "Assets" hereunder. If AMH is not otherwise able to fund the Purchase Price, AMH shall use the Assets to do so.

         (b) Upon execution of this Agreement, AMHC, AMH and the custodian currently holding the Assets pursuant to agreements with AMH and its subsidiaries (the "Custodian") shall enter into an agreement (the "Notification Agreement") in such form and with such terms upon which such parties mutually agree to cause the Assets to be held during the term of this Agreement with the Custodian and to cause the Custodian (i) to deliver to Nicholas Critelli, counsel to the AMHC

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Special Board Committee, or such other person as may be designated by Mr.
Critelli, upon request by Mr. Critelli and no less frequently than on a monthly basis, written confirmation that the Assets continue to be held by the Custodian and (ii) to deliver to Mr. Critelli immediate notice of any encumbrance, pledge, lien, removal or sale of the Assets. AMH shall immediately notify the Custodian of any encumbrance, pledge, lien, removal or sale of the Assets. The Chief Financial Officer of AMH shall certify each report delivered under clause (ii) of the preceding sentence and shall deliver to the AMHC Special Board Committee each week a certification that the Assets (or substitutions therefor permitted by Section 3.2(a)) continue to be held by the Custodian. Any such encumbrance, pledge, lien, removal or sale of the Assets not permitted by Section 3.2(a) shall be considered a Trigger Event for purposes of this Agreement.

                                   Article IV
                                   Conditions

         Section 4.1 Conditions to Obligations of AMHC. The obligation of AMHC to consummate and effect the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by AMHC, in its sole discretion.

                  (a) Representations and Warranties. The representations and warranties of AMH contained in this Agreement shall have been true and correct in all material respects as of the date of this Agreement. In addition, the representations and warranties of AMH contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date except for changes contemplated by this Agreement, with the same force and effect as if made on and as of the Closing Date, except in such cases where the failure to be so true and correct would not have a material adverse effect on AMH.

                  (b) Agreements and Covenants. AMH shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing Date.

                  (c) Approvals. AMHC and AMH shall have received all necessary regulatory and lender approvals and any required securities or broker-dealer approval relating to or connected with the ILGC Stock or the transactions contemplated hereby.

         Section 4.2 Conditions to the Obligations of AMH. The obligations of AMH to consummate and effect the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by AMH, in its sole discretion. However, the failure of the obligations set forth in Section 4.2(c) shall not terminate AMH's obligation to consummate the transactions contemplated hereby, but shall only serve to delay such consummation until all required consents or approvals have been obtained.

                 (a) Representations and Warranties. The representations and warranties of AMHC contained in this Agreement shall have been true and correct in all material respects as of the date of this Agreement. In addition, the representations and warranties of AMHC contained

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in this Agreement shall be true and correct in all material respects on and as of the Closing Date except for changes contemplated by this Agreement, with the same force and effect as if made on and as of the Closing Date, except in such cases where the failure to be so true and correct would not have a material adverse effect on AMHC.

                 (b) Agreements and Covenants. AMHC shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date.

                 (c) Approvals. AMHC and AMH shall have received all necessary regulatory and lender approvals and any required securities or broker-dealer approval relating to or connected with the ILGC Stock or the transactions contemplated hereby.

                                    Article V
                        Termination, Amendment and Waiver

         Section 5.1 Termination. This Agreement shall be terminated at any time prior to the Closing Date:

                  (a) by mutual written consent of the parties duly authorized by the Board of Directors of each of AMH and AMHC; or

                  (b) at the option of AMHC, upon a material breach of any representation, warranty, covenant or agreement on the part of AMH set forth in this Agreement, or if any representation or warranty of AMH shall have become materially untrue, in either case such that the conditions set forth in Section 4.1(a) or Section 4.1(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in AMH's representations and warranties or breach by AMH is curable by AMH through the exercise of its commercially reasonable efforts, then AMHC may not terminate this Agreement under this
Section 5.1(b) provided AMH continues to exercise such commercially reasonable efforts to cure such breach; or

                  (c) at the option of AMH, upon a material breach of any representation, warranty, covenant or agreement on the part of AMHC set forth in this Agreement, or if any representation or warranty of AMHC shall have become materially untrue, in either case such that the conditions set forth in Section 4.2(a) or Section 4.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in AMHC's representations and warranties or breach by AMHC is curable by AMHC through the exercise of its commercially reasonable efforts, then AMH may not terminate this Agreement under this Section 5.1(c) provided AMHC continues to exercise such commercially reasonable efforts to cure such breach; or

                  (d) upon effectiveness of the Plan and consummation of the Merger, provided that the ILGC Stock is treated under the Plan in like manner as the Non-Insurance Subsidiaries as described in the last "Whereas" above.

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         Section 5.2 Effect of Termination. If this Agreement is validly terminated pursuant to Section 5.1 hereof, this Agreement shall forthwith become null and void, and there will be no liability on the part of AMHC, AMH or any of their respective affiliates, officers, directors, employees, agents, consultants or other representatives with respect to this Agreement or the matters contemplated hereby. The parties agree that either party may take whatever action, at law or in equity, as may appear necessary or desirable to enforce the provisions of this Agreement and no remedy shall be deemed to be exclusive and all remedies shall be cumulative.

         Section 5.3 Amendment. This Agreement may be amended by the parties hereto at any time by an instrument in writing signed on behalf of each of the parties hereto.

         Section 5.4 Waiver. At any time prior to the Closing Date, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, or (b) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

         Section 5.5 Assignment of Rights; Indemnification. Upon consummation of the transactions contemplated by this Agreement, AMHC shall assign to AMH all rights of AMHC under the Combination Agreement related to obligations of Indianapolis Life and its affiliates to repurchase or make payment to AMHC with respect to the ILGC Stock. Upon consummation of the transactions contemplated by this Agreement, AMH agrees to promptly upon demand defend, indemnify, and hold harmless AMHC and its directors, officers, representatives and employees from any and all loss, cost, expense or other liability related in any manner to the ILGC Stock, provided that AMH shall not be required to indemnify AMHC or its officers, representatives or employees from any loss, cost, expense or other liability resulting from or arising out of AMHC's or such director's, officer's, representative's or employee's gross negligence, willful misconduct, breach of this Agreement, breach of fiduciary obligation or breach of any representation, warranty or covenant of AMHC contained in the Combination Agreement.

                                   Article VI
                   General Provisions; Post-Closing Covenants

         Section 6.1 Entire Agreement; No Assignment. This Agreement (including any Exhibits and Schedules, and other documents and instruments referred to herein) (a) together with the Merger Agreement and the Plan constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral among the parties or any of them, with respect to the purchase of the ILGC Stock by AMH; (b) is not intended to confer upon any other person any rights or remedies hereunder; and (c) shall not be assigned (except to AMH as set forth herein) by operation of law or otherwise.

         Section 6.2 Representations, Warranties and Covenants. The representations and warranties of AMHC and AMH contained in this Agreement shall terminate on the Closing Date, (except for the representation set forth in Section 2.2(d) which shall survive) and the covenants that by their terms survive the Closing Date shall survive the Closing Date.

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         Section 6.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Iowa without giving effect to the provisions thereof relating to conflicts of law.

         Section 6.4 Additional Actions. If, at any time after the Closing Date, either party shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in AMH its right, title or interest in, to or under the ILGC Stock, or (ii) otherwise carry out the purposes of this Agreement, the other party and its proper officers and directors shall use its best efforts to do all acts necessary or proper to vest, perfect or confirm title to and possession of the ILGC Stock in AMH and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of each party are fully authorized in the name of their respective corporations or otherwise to take any and all such action.

         Section 6.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

         IN WITNESS WHEREOF, each of AMH and AMHC has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

                                       AMERICAN MUTUAL HOLDING COMPANY



                                       By:  s/ Roger K. Brooks
                                          -------------------------------------
                                          Name:  Roger K. Brooks
                                          Title: Chairman, President & CEO

                                       AMERUS LIFE HOLDINGS, INC.



                                       By:  s/ Michael G. Fraizer
                                          -------------------------------------
                                          Name:  Michael G. Fraizer
                                          Title: Executive Vice President & CFO


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